

DIVISION OF
INVESTMENT MANAGEMENT

August 13, 2010

David Hearth, Esq.
Paul, Hastings, Janofsky & Walker LLP
55 Second Street, 24th Floor
San Francisco, California 94105-3441

RE: Firsthand Technology Value Fund, Inc.
     File Nos.: 333-168195 and 814-00830

Dear Mr. Hearth:

        We have reviewed the registration statement on Form N-2 of
Firsthand Technology Value Fund, Inc. (the "Fund"), filed on July 19,
2010, to register its common shares under the Securities Act of 1933
("1933 Act"). The Fund intends to elect to be a business development
company ("BDC") under the Investment Company Act of 1940 ("1940
Act"). On the same date, the Fund also filed a Form N-14 merger
proxy/prospectus (333-168196) ("N-14") in connection with a special
meeting of the shareholders of Firsthand Technology Value Fund
("TVF"), a series of Firsthand Funds, with respect to a merger of TVF
and the Fund ("Merger"). Both the Fund and TVF are managed by
SiVest Group, Inc. ("SiVest").

        According to the registration statement and the merger
proxy/prospectus, the Fund will acquire a portfolio of investments from
TVF that consists of TVF's illiquid securities and substantial cash, as
TVF will reduce all of its assets to cash except for the illiquid securities.
We presume that the illiquid investments included in the merger are
carried at fair value in accordance with Section 2(a)(41) of the 1940
Act. We also note that it appears that TVF has continuously held in
excess of 15% of its net assets in illiquid securities since the 4th
quarter of 2007, and that TVF asserts it has made *bona fide*, yet
unsuccessful, attempts to sell the illiquid securities at carrying value.

        You should consider a comment made with respect to one
section applicable to similar disclosure elsewhere in the registration
statement. We have the following comments.

1.   Today we provided you will verbal comments on the N-14. To
the extent those comments are applicable to this filing we will

generally not repeat them, but we will take this opportunity to remind you that those comments also apply to this registration statement, and that the disclosure should include any changes resulting from those comments. In addition, to the extent any of these comments apply to the N-14, you should also make appropriate changes.

Cover Page

2.   Prominently disclose that, unlike TVF the Fund's common stock is not redeemable at net asset value, that the shares of closed-end investment companies, such as BDCs, frequently trade at a discount from net asset value, that there can be no assurance that a trading market will develop or will be sustainable for the Fund's common stock after the Reorganization, that the merger is expected to be a taxable event under federal income tax law, and that accumulated capital loss carryforwards of approximately $1.6 billion will be lost in the merger. Please ensure that each topic is appropriately discussed in an appropriately captioned section in the prospectus (*e.g.,* Important Merger Consequences).

3.   While the registration statement is incomplete, it appears to us that the public shareholders purchasing in this offering will be subject to some degree of dilution from Fund expenses. Thus, the second sentence in the third paragraph on page 3 should be revised accordingly. See comment 26 below

4.   Insert the word "will" for the word "may" in the first sentence of the first full paragraph on page 4.

Page 5

5.   Revise the last sentence of the first paragraph with respect to the accuracy of information contained in the prospectus. The Fund cannot makes sales of its shares and disclaim responsibility for the accuracy of material information in the prospectus. This comment also applies to the disclosure on page 26.

Page 7

6.   Please ensure that the potential fiduciary conflicts arising from Mr. Landis' role in the alternative energy start-up companies is disclosed. Indeed, whether the Fund invests in these companies or not, there might be a potential for conflict. Does the Fund propose to invest in these companies? Please revise the disclosure to explain how

the conflicts will be resolved to protect shareholder interests. The revised disclosure must provide enough specificity to apprise shareholders of the potential fiduciary conflicts. Are there written procedures that have been formally adopted? Is there an independent director designated to rule on such conflicts? Are these the corporate partners with whom Mr. Landis has long-term relationships, as discussed on page 10? This comment also applies to the first two full paragraphs on page 20, and the disclosure on page 42.

Are there any common directors between the Fund, TVF, and the issuers of the illiquid securities? Does the Merger potentially benefit the issuers of TVF's illiquid securities by not putting the illiquid securities into the market (as would occur with a liquidation of TVF)? Please disclose and explain the potential conflicts.

7. The second sentence of the third paragraph should be revised to define how a portfolio company is determined to be a technology company (*e.g.*, companies with at least 50% of revenues or 50% of assets invested in the technology sector).

Page 8

8. In the last paragraph before the "Market Opportunity" section substitute the word "may" for the phrase "expect to", or provide a definitive date as to when such hiring will occur.

9. In the second sentence of the last paragraph on this page, insert the word "may" for the word "will".

10. The Fund should delete the 2012 IPO reference for its investments or it should include objective criteria as to how it will make such investments (including the illiquid securities acquired in the merger).

Page 10

11. Please expand the explanation in the first paragraph for "value-oriented investment philosophy" in terms of a Fund's investment in clean technology companies.

Page 11

12. Confirm that the assets to be acquired from TVF in the merger are eligible portfolio company securities under Section 2(a)(46) of the 1940 Act.

13. With respect to the merger, it is unclear if there is an entity designated as the accounting successor as well as the successor for purposes of the presentation of prior performance information, in accordance with the guidance provided by the staff of the Commission in *North American Security Trust* (pub. avail. August 5, 1994). Please provide this information (and the basis therefore) in your response letter. Please also explain what financial statements will be included in the Fund's registration statement at effectiveness. See page 66.

Page 12

14. On page 13, the Fund states that its investment adviser will be paid a fee of 2.00% of gross assets. The second paragraph on page 12 states that until the Fund invests the cash portion of the merger proceeds in twelve to eighteen months, it will generally invest in Government securities and other short-term high quality investments. Returns for these proposed investments are such that, in conjunction with even the base management fee and other Fund expenses, the Fund may likely lose money until it becomes fully invested. Please revise the disclosure accordingly.

Page 13

15. Please disclose the pricing methodology for reinvestments under the dividend reinvestment plan.

16. The second paragraph states that the Fund's investment adviser will be paid a base fee of 2.00% of gross assets and an incentive fee. Disclose that the incentive fee structure of the Fund and the calculation of the base management fee on gross assets give the Fund's investment adviser an incentive to leverage the Fund when it may be unwise to do so, or an incentive to not deleverage the Fund when it would otherwise be appropriate to do so.

Page 14

17. Delete the word "may" in the fourth sentence in the penultimate paragraph.

Page 15

18.   Relocate the parenthetical "(estimated)" to the "Other Expenses" line in the fee table.

19.   Since the body of the fee table presents the base management fee as 2.00% of net assets attributable to common stock and footnote (4) generally references the management fee as a percentage of gross assets, please include unequivocal disclosure that the Fund will not leverage during the coming year. If the Fund will leverage, please disclose the leverage limits and revise the fee table accordingly. Please explain how the calculation is made to present the management fee as a percentage of net assets attributable to common stock. Please include some discussion of leverage and disclose that debt and preferred shares are not allocated expenses, such as advisory fees. Disclose that all estimated leverage costs (including interest and any dividends on preferred shares) the Fund will incur during the coming year are included in the fee table.

20.   We believe that the Example should present the five percent return required by Form N-2 as if it results entirely from net realized capital gains (making the entire 5% return subject to the 20% capital gains incentive fee). The Fund's incentive fees are material and we believe it is unreasonable to simply ignore such fees. Please expand the disclosure and complete the Example accordingly.

Page 17

21.   Substitute the word "no" for the word "limited" in the third highlighted risk statement, or describe the limited experience the investment adviser has in managing a BDC.

Page 19

22.   The illiquid investments to be acquired by the Fund will be acquired and carried at fair value in accordance with Section 2(a)(41) of the 1940 Act. TVF has also carried the illiquid securities at fair value in accordance with Section 2(a)(41), and TVF has apparently, since the 4th quarter of 2007 continuously had in excess of 15% of its net assets in these illiquid securities. Please include the disclosure from page 16 of the N-14 proxy/prospectus with respect to the illiquidity of these assets and the inability of TYF to sell the assets at the carrying value. Expand the disclosure with regard to the

circumstances surrounding the failure of the auction. Over an extended period, the inability of TVF to sell the illiquid assets at the approximate carrying value is material information for shareholders and potential shareholders. A reasonably prudent investor might conclude that when TVF could not sell the assets at their carrying values, the carrying values are questionable. Please revise the disclosure and describe this unique risk.

23. Please disclose that the Fund's fair value policies are in writing. Since the Fund discusses follow-on investments in portfolio companies on page 22 that may or may not actually be made, ensure that the Fund's written fair value policies fully address this issue in accordance with Section 2(a)(41) of the 1940 Act.

Page 23

24. Since the fee table does not disclose any "Acquired Fund Fees and Expenses", revise the disclosure in the first sentence of the third full paragraph to state that the Fund will not make such investments during the coming year, or revise the fee table accordingly. This comment also applies to the first full paragraph on page 62.

25. Please explain supplementally why foreign securities pose significant risks for the Fund's shareholders.

Page 25

26. In light of the dilution disclosure and the omitted financial statements, will the Fund have a negative NAV at the time of the merger? If so, please provide cover page disclosure.

Page 27

27. Please explain supplementally the second bullet point in the context of a BDC with respect to sales and repurchases of its common stock.

28. In the third bullet the N-14 discloses that due diligence review fees are payable to third parties. Are these parties independent of the investment adviser and its affiliates? Do these services require a Section 15 contract? Are these services a performance obligation of the Fund's investment adviser under its Section 15 contract with the Fund? If so, will the Fund's investment adviser bear this expense, without reimbursement from the Fund? Please revise the disclosure as

needed. This comment also applies to the third bullet point on page 45.

Page 33

29.   Disclose that SiVest has never managed a BDC and that SiVest has only managed an investment company since August 3, 2009.

Page 34

30.   The charts on pages 8 and 34 appear to be identical. Please rectify the apparent redundancy. In addition, charts or graphs should not precede the fee table.

Page 37

31.   Provide portfolio company specific summaries with respect to the positions the Fund will hold after the merger.

Page 38

32.   Please explain how the illiquid portfolio securities that the Fund will acquire in the merger will meet the "viable exit strategy" requirements discussed on this page. If these securities present a viable exit strategy for the Fund, so state, and provide an appropriate explanation. If these securities do not provide a viable exit strategy, please expand the disclosure accordingly. See comments 22 and 34.

Page 41

33.   The Fund's address was omitted, although there was an address on the facing page of the filing. Has the investment adviser changed locations? Revise the disclosure accordingly.

34.   The Fund appears to have but a single interested director at this time. A merger requires both the target fund's and the acquiring fund's board of directors to determine that the proposed merger is in the best interests of their respective shareholders. It appears that this decision has already been made for the Fund, but without the input of a properly constituted board of directors under Section 56(a) of the 1940 Act. How will the disinterested Board members address the valuation question outlined in comment 22? It appears that TVF was unable to sell the illiquid securities at their carrying value for a prolonged period. In light of that, why would the Fund be willing to

acquire such securities at TVF's carrying value in the Merger? Please explain.

Page 44

35. This section illustrates the calculation of the incentive fees. We suggest that the Fund provide similar examples in its periodic reports to shareholders to show the calculation of the incentive fee actually paid for the period.

Page 46

36. Please explain supplementally why the BDC Board of Directors considered portfolio transactions and the provision of brokerage and research services to the investment adviser. There would seem to be little use of these services in the Fund's format, especially in respect of the first sentence of the first full paragraph on page 62.

37. Expand the disclosure to explain the consideration given to potential economies of scale in approving the investment advisory contract.

Page 59

38. Under the caption "Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws" the Fund generally states that making its common stock a redeemable security and any proposal for liquidation or dissolution requires the approval of the stockholders entitled to cast at least 80% of the votes entitled to be cast on such matter. Please explain why Section 13(a)(1)[1] of the 1940 Act and the vote required thereunder may be different from the shareholder vote defined in Section 2(a)(42) of the 1940 Act.

General

39. Please inform us whether the officers, directors, and beneficial owners of more than 10% of the Fund's securities have filed or will file the ownership reports (Forms 3, 4, and 5) required by Section 16(a) of the Securities Exchange Act of 1934.

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[1] We note that Section 11(b) of the 1940 Act used the term "at least" while Section 13(a) does not.

40. We note that material portions of the filing are incomplete and that most exhibits and the financial statements are omitted. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

41. Section 17(a)[2] of the 1940 Act would appear to apply to the merger. It appears that you believe you are acting in reliance on Rule 17a-8. We note, however, that Rule 17a-8 uses the term "registered investment company" and that a BDC is not a registered investment company. Please explain why this transaction may be consummated without exemptive relief. Assuming your continued reliance on Rule 17a-8, please explain supplementally how you meet each condition therein.

42. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

<center>*   *   *   *   *   *</center>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the fund's disclosure, they are

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[2] Section 17(a) provides that: It shall be unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company (other than a company of the character described in section 12(d)(3)(A) and (B) [15 USCS § 80a-12(d)(3)(A), (B)]), or any affiliated person of such a person, promoter, or principal underwriter, acting as principal--

1. knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities, or (C) securities deposited with the trustee of a unit investment trust or periodic payment plan by the depositor thereof;

2. knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer);

responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * * *

Should you have any questions regarding this letter, please contact me at (202) 551-6966.

Sincerely,



Kevin C. Rupert
Accountant